EXHIBIT 4.4

FIRST AMENDMENT
TO THE
ALLSTATE 401(k) SAVINGS PLAN

1.                                       Subsection 3.12 of the Allstate 401(k) Savings Plan is hereby amended to read as follows:

3.12                 Qualified Nonelective Contributions.  Each Employer shall contribute to the Trust such amount, if any, for a Plan Year as determined by the Company in its discretion, as a Qualified Nonelective Contribution.  Qualified Nonelective Contributions for a Plan Year shall be allocated to the Pre-Tax Account of the Participant who (i) is not a Highly Compensated Employee and (ii) has the lowest compensation (as defined in subsection 3.8) for the Plan Year until all Qualified Nonelective Contributions for such Plan Year have been allocated or such Participant’s Qualified Nonelective Contributions equal 5% of his compensation (as defined in subsection 3.8) for the Plan Year.  If any Qualified Nonelective Contributions remain after the allocation in the preceding sentence, the remaining Qualified Nonelective Contributions shall be allocated to the Pre-Tax Account of the Participant meeting the criteria described in (i) above with the next lowest amount of compensation (as defined in subsection 3.8) for the Plan Year until all such Qualified Nonelective Contributions have been allocated or such Participant’s Qualified Nonelective Contributions for such Plan Year equal 5% of his compensation (as defined in subsection 3.8) for the Plan Year.  This process shall be repeated until all Qualified Nonelective Contributions for the Plan Year have been allocated.  Qualified Nonelective Contributions for a Plan Year shall be contributed no later than twelve (12) months after the last day of such Plan Year.

2.                                       Subsection 9.7 is hereby amended to read as follows:

9.7                   Direct Transfer of Eligible Rollover Distributions.  If payment of a Participant’s Vested benefits constitutes an Eligible Rollover Distribution (as defined below), then the Participant or other Eligible

Distributee (as defined below) may elect to have such distribution payable directly to an Eligible Retirement Plan (as defined below); provided, however, that the portion, if any, of an Eligible Rollover Distribution that would not be includable in the Participant’s gross income if distributed to the Participant shall not be paid directly to any Eligible Retirement Plan other than a qualified retirement plan described in Code Section 401(a) or 403(a), an individual retirement Account described in Code Section 408(a) or an individual retirement annuity described in Code Section 408 (b).  Each election under this subsection 9.7 shall be made at such time and in such manner as the Administrative Committee shall determine, and shall be effective only in accordance with such rules as shall be established from time to time by the Administrative Committee.

“Eligible Retirement Plan” means (i) an individual retirement account described in Section 408(a) of the Code, (ii) an individual retirement annuity described in Section 408(b) of the Code (other than an endowment contract), (iii) a Roth IRA described in Section 408A of the Code, (iv) a qualified trust described in Section 401(a) of the Code, (v) a qualified employee annuity described in Section 403(a) of the Code, (vi) an eligible deferred compensation plan described in Section 457(b) of the Code maintained by a governmental employer, and (vii) a tax deferred annuity described in Section 403(b) of the Code; provided, however, that if any Eligible Rollover Distribution is made to a Participant’s spouse or former spouse before the Participant’s death, only an individual retirement account or individual retirement annuity described in (i) or (ii) above shall be considered an Eligible Retirement Plan.  If any Eligible Rollover Distribution is made to a Participant’s non-spouse Beneficiary, only an individual retirement account or an individual retirement annuity described in (i) or (ii) above that is treated as an inherited individual retirement account or individual retirement annuity (within the meaning of

Code Section 408(d)(3)(C)) shall be considered an Eligible Retirement Plan.

An “Eligible Rollover Distribution” means any distribution of all or any portion of the balance to the credit of an Eligible Distributee, except that an Eligible Rollover Distribution does not include:  (i) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint life expectancies) of the distributee and the distributee’s beneficiary, or over a specified period of ten years or more; (ii) any distribution to the extent such distribution is required under Code Section 401(a)(9); or (iii) any distribution made on account of hardship.

An “Eligible Distributee,” with respect to a Participant’s Vested Accounts, means the Participant, the Participant’s surviving spouse or former spouse who is an alternate payee under a qualified domestic relations order and any non-spouse beneficiary of the Participant who is a “designated beneficiary” within the meaning of Code Section 401 (a)(9)(E).